SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

[Cover]
[Submission Documents]	Tender Offer Report
[Place for Submission]	The Director General of the Kanto Finance Bureau
[Submission Date]	September 21, 2012
[Name of Reporting Person]	SONY CORPORATION
[Address of Reporting Person]	7-1, Konan 1-choume, Minato-ku, Tokyo
[Place to Contact]	Same as above
[Telephone Number]	03-6748-2111 (main number)
[Name of Contact Person]	Atsuko Murakami, General Manager, Financial Planning Department, Finance Division
[Name of Attorney-in-fact]	Not applicable
[Address of Attorney-in-fact]	Same as above
[Place to Contact]	Same as above
[Telephone Number]	Same as above
[Name of Contact Person]	Same as above
[Location at Which Report Is Available to Public]	SONY CORPORATION (7-1, Konan 1-choume, Minato-ku, Tokyo)
Tokyo Stock Exchange, Inc. (2-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo)

Note 1:	In this Report, the term “Tender Offeror” means SONY CORPORATION.

Note 2:	In this Report, the term “Target” means So-net Entertainment Corporation.

Note 3:	Where the figures in this Report are rounded off or rounded down, the amount indicated in the total column may not always coincide with the sum of the relevant figures.

Note 4:	In this Report, the term “Act” means the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended).

Note 5:	In this Report, the term “Enforcement Order” means the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended).

Note 6:
In this Report, the term “Cabinet Ordinance” means the Cabinet Ordinance Concerning the Disclosure of Tender Offers for Shares, Etc., by Persons Other Than Issuers (Ministry of Finance Ordinance No. 38 of 1990, as amended).

Note 7:	In this Report, unless otherwise provided, any indication of a number of days, date or time refers to such number of days, date or time in Japan.

Note 8:
This Report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of the Tender Offeror and Target about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the tender offer that is the subject of this Report (the “Tender Offer”). When included in this Report, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither the Tender Offeror nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.

For further information please contact: Yoshinori Hashitani Vice President, Investor Relations Division Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075, Japan Tel: +81-(0)3-6748-2111	Justin Hill Vice President, Investor Relations Sony Corporation of America 550 Madison Avenue, 27th Floor New York, NY 10022-3211, USA Telephone: +1-212-833-6722

1.	Contents of Tender Offer.

(1)	Name of Target.

So-net Entertainment Corporation

(2)	Class of Shares to Be Purchased.

(i)          Common stock

(ii)          The following stock acquisition rights:

a. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 16, 2007;

b. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 19, 2008;

c. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2009;

d. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on November 25, 2010;

e. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from September 14, 2011 to September 13, 2041; and

f. the stock acquisition rights issued pursuant to the resolution approved at the board of directors meeting of the Target held on August 25, 2011 with the exercise period from August 26, 2013 to August 25, 2021.

The stock acquisition rights in items a. through f. above are collectively defined as the “Stock Acquisition Rights”.

(3)	Tender Offer Period.

From August 10, 2012 (Friday) through September 20, 2012 (Thursday) (29 business days)

2.	Result of Tender Offer.

(1)	Outcome of Tender Offer.

The Tender Offeror has not set a maximum or a minimum number of securities to be acquired through the Tender Offer, and it will acquire all the tendered securities.

(2)	Date of Public Notice of Result of Tender Offer and the Name of Newspaper for Public Notice.

In accordance with Article 27-13, Paragraph 1 of the Act, the Tender Offeror publicly announced the result of the Tender Offer to the media at Tokyo Stock Exchange, Inc. on September 21, 2012 in the manner set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance.

(3)	Number of Purchased Shares etc.

Class of Shares, etc.	Number of Tenders in Terms of Shares	Number of Purchases in Terms of Shares
Shares	96,511 (shares)	96,511 (shares)
Stock Acquisition Rights	―	―
Corporate Bonds with Stock Acquisition Rights	―	―
Trust Beneficiary Securities ( )	―	―
Depository Receipts for Securities ( )	―	―
Total	96,511	96,511
(Total Number of Dilutive Shares, etc.)	―	(0)

(4)	Percentage of Ownership of Shares After Tender Offer.

Category	Number of Voting Rights
(a) Number of Voting Rights Represented by Shares Held by Tender Offeror as of the Date of the Tender Offer Report:	213,071
(b) Number of Voting Rights Represented by Dilutive Shares Included in (a):	―
(c) Number of Voting Rights Represented by Trust Beneficiary Securities and Depository Receipts Included in (b):	―
(d) Number of Voting Rights Represented by Shares Held by Special Related Parties as of the Date of the Tender Offer Report:	32,389
(e) Number of Voting Rights Represented by Dilutive Shares Included in (d):	279
(f) Number of Voting Rights Represented by Trust Beneficiary Securities and Depository Receipts Included in (e):	―
(g) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012):	255,538
Percentage of Ownership of Shares After Tender Offer ((a+d)/(g+(b-c)+(e-f))×100) (%):	95.72

Note 1:
“(d) Number of Voting Rights Represented by Shares Held by Special Related Parties as of the Date of the Tender Offer Report” indicates the aggregate number of voting rights represented by the securities held by the Special Related Parties except for those excluded from the Special Related Parties in relation to the calculation of the ownership ratio in each item of Article 27-2, Paragraph 1 of the Act in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance.

Note 2:
“(g) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012)” is the total number of voting rights of all shareholders of the Target as of June 30, 2012 as set out in the 18th Term – First Quarter Securities Report filed by the Target on August 7, 2012.  Since the Tender Offer targets the Stock Acquisition Rights and the Target’s shares to be issued as a result of the exercise of the Stock Acquisition Rights, we use 256,442, which is the sum of the relevant total number of voting rights and the maximum number of voting rights in respect of the maximum number of shares represented by the Stock Acquisition Rights as of March 31, 2012, as set forth in the 17th Term – Annual Securities Report filed by the Target on June 21, 2012 (i.e., 904), as the “(g) Number of Voting Rights of All Shareholders of Target (as of June 30, 2012)” with respect to the calculation of the “Percentage of Ownership of Shares After Tender Offer”.  According to the Target, there has been no change in the number of the Stock Acquisition Rights during the period from March 31, 2012 to June 30, 2012.

Note 3:	“Percentage of Ownership of Shares After Tender Offer” is rounded to the nearest hundredth.

(5)	Calculation for Purchases by Method of Proportional Distribution.

Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

September 21, 2012